Mail Room 4561

March 24, 2010

David C. Habiger
President and Chief Executive Officer
Sonic Solutions
7250 Redwood Blvd., Suite 300
Novato, California 94945

> **Re: Sonic Solutions**
> **Registration Statement on Form S-3**
> **Filed March 15, 2010**
> **File No. 333-165491**

Dear Mr. Habiger:

We have limited our review of the above-referenced registration statement of Sonic Solutions to the disclosure items identified below and have the following comments. These comments supplement the oral comment issued by Stephani Bouvet on March 22, 2010 to counsel. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Capital Stock, page 6

1.   We note the disclaimer that the prospectus text is qualified in its entirety by reference to information that is not included in the prospectus. By qualifying these statements in their entirety, you appear to suggest that the prospectus text may not satisfy the disclosure standards specified in Rule 408. Please narrow the disclaimer accordingly.

Exhibit 5.1

2.   On page 10 you state that the warrants and warrant agreements will be governed by New York law. The legal opinion of Morrison & Foerster LLP expresses no opinion as to matters of any law, other than the laws of California and the United States. The legality opinion should be revised to address matters of New York law and should opine that the warrants are binding obligations of the company. Refer to Item 601(b)(5) of Regulation S-K.

* * * * *

As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct all questions to Stephani Bouvet at (202) 551-3545 or, in her absence, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: (212) 468-7900
       Nilene R. Evans, Esq.
       Morrison & Foerster LLP